CERTIFICATE OF QUALIFIED PERSON

To accompany this technical report entitled: “Preliminary Economic Assessment Update for the Timok Project, Republic of Serbia”, prepared for Nevsun Resources Ltd. (the “issuer”) dated November 30, 2017, with an effective date September 01, 2017 (the “Technical Report”).

I, Neil M. Winkelmann, residing in Vancouver, British Columbia, Canada do hereby certify that:

1)	I am a Principal Consultant (Mining) with SRK Consulting (Canada) Inc., 2200 - 1066 West Hastings Street, Vancouver, B.C., Canada;

2)	I am a graduate of the University of New South Wales (1984), I obtained a B.Eng. in Mining. I am a graduate of the University of Oxford with an MBA in 2005. I have practiced my profession continuously since 1984 and I have 32 years’ experience in mining. I have significant experience in the valuation of minerals-industry projects accrued over the past 10 years;

3)	I am registered as a Fellow of The Australasian Institute of Mining and Metallurgy (AusIMM, #323673). As a result of my experience and qualifications, I am a Qualified Person as defined in NI 43-101;

4)	I have personally inspected the subject project on 20 June 2017;

5)	I have read the definition of “qualified person” set out in National Instrument 43-101 Standards of Disclosure for Mineral Projects(“NI 43-101”) and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101;

6)	As a qualified person, I am independent of the issuer as defined in Section 1.5 of NI 43-101;

7)	I am the co-author of the Technical Report, responsible for sections 1, 2, 4.5.1, 18, 20.1, 20.1.1, 20.1.2, 20.1.3, 20.2.1, 20.2.2, 20.2.3, 20.2.4, 20.2.9, 20.2.10, 20.2.11, 20.3.1, 20.3.2, 20.3.5, 21 24.7, 24.8, 25.6 and 25.7 as well as relevant parts of the Executive Summary, Conclusions and Recommendations and accept professional responsibility for those sections of this technical report;

8)	I had prior involvement with the subject property having contributed to internal mining studies;

9)	I have read NI 43-101 and Form 43-101F1 and confirm that this Technical Report has been prepared in compliance therewith;

10)	As of 01 September 2017, to the best of my knowledge, information and belief, the portion of the Technical Report for which I am responsible contains all scientific and technical information that is required to be disclosed to make the portion of the Technical Report for which I am responsible not misleading.

Dated this 30th day of November, 2017 in Vancouver, British Columbia, Canada.

“original signed”

Neil M. Winkelmann, FAusIMM Principal Consultant (Mining) SRK Consulting (Canada) Inc.